UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File No. 001-13464

Telecom Argentina S.A.

(Translation of Registrant’s Name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

TELECOM ARGENTINA S.A.

This current report and the exhibits hereto are incorporated by reference in our registration statement on Form F-3ASR filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 8, 2024 (File No. 333-280720), and shall be deemed to be a part thereof from the date on which this current report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

The following exhibits are attached:

EXHIBIT NO.	DESCRIPTION
1.1	Underwriting Agreement, dated as of February 10, 2026, by and among Telecom Argentina S.A., Morgan Stanley & Co. LLC and Banco BTG Pactual S.A. – Cayman Branch, as underwriters, and Fintech Telecom LLC, as selling shareholder.
5.1	Opinion of EGFA Abogados as to matters of Argentinian law relating to the common shares.
23.1	Consent of EGFA Abogados (included in Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

	By:	/s/ Luis Fernando Rial Ubago
	Name:	Luis Fernando Rial Ubago
	Title:	Responsible for Market Relations

Date: February 12, 2026